
MID WISCONSIN BANK
STATE BANK OF MEDFORD

2006 Summary Annual Repo

WISCO
Serv



Taylor County Courthouse
Medford, Wisconsin

Dear Shareholders, Customers, Employees and Friends:

2006 was an eventful year for Mid-Wisconsin Financial Services, Inc. (MWFS).

In December, Mr. Norm Hatlestad retired from the Board of Directors after 25 years of service. We thank him for his dedication and many years of service to MWFS.



Norm Hatlestad

In conjunction with this retirement, in December, Fredrick T. Lundin, CPA, was appointed to the Board of Directors. Mr. Lundin is a well-known respected business leader in the Wausau community. His financial and accounting expertise will be a valuable asset to the Board, and his ties to the Wausau business community will be instrumental in supporting our staff in that marketplace. We are extremely pleased to have Mr. Lundin join our Board.



Fredrick T. Lundin

Over the last few years, competition in the financial services industry has become much tougher with more competitors all wanting a piece of the pie. As a result, industry margins have compressed, resulting in lower returns. The Board believes that controlled profitable growth and increased efficiency are key to our future success. The larger the base we have to work from and the more efficient we can become will enable us to be more competitive and provide the innovative services our customers require and the financial returns our shareholders expect.

The Board recognizes that what we have done in the past will not carry us into the future. Over the last two years, the Board has established plans to transform MWFS into a high-performing financial institution. In 2006 we added experienced leadership to the management team to help drive our growth initiatives and strengthen overall corporate governance. Our commitment to excellence will require continued investment in technology, products, services, and most importantly, in the talented people required to face the challenges that lie ahead.

In 2006 our earnings were affected by a large non-performing commercial loan booked in the third quarter of 2005. This was an isolated incident and is not reflective of the overall quality of our loan portfolio. Historically our loan losses have been very low, and in this case, we have taken a conservative approach in protecting our earnings. New internal controls have been implemented to further strengthen our lending processes. Be assured that Mid-Wisconsin remains a well-capitalized institution in the eyes of our regulators.

With conservatively managed growth and profitability, we will continue our plans to build a stronger, larger high-performing financial services organization capable of meeting the competition head on. We will continue to expand our presence in the Northwoods and the Wausau marketplace.

Thank you for your continued support of Mid-Wisconsin Financial Services, Inc. and Mid-Wisconsin Bank. On behalf of the Board, we value the trust you have placed in us and the opportunity you have given us to take our company to new heights. We serve with pride in this organization and will continue to work diligently for your interests.

Sincerely,

Dr. Kim A. Gowey
Chairman of the Board

James F. Warsaw
President and CEO



Rib Mountain State Park
Wausau, Wisconsin

Board Members



Dr. Kim Gowey
Chairman of the Board
Cosmetic & Implant Dentistry of Wisconsin
1999



James Hager
Manager, Harmony Cooperative
1998



Brian Hallgren
Vice President, B&B Engineering
2000



Kathryn Hemer
Family Nurse Practitioner, Medford Clinic
1999



Fredrick Lundin, CPA
Owner, Koenig & Lundin, S.C.
2006



James Melvin
Vice Chairman of the Board
President, Melvin Companies
1992



Kurt Mertens
Secretary/Treasurer, Loos Machine, Inc.
1996



Robert Schoofs, CPA
Vice President, Administration Clasen Quality Coatings, Inc.
2000



James Warsaw
President & CEO, Mid-Wisconsin Financial Services and Mid-Wisconsin Bank
2005

Our Board of Directors provides strategic guidance and support to our management team and organization.



The Road Ahead

The Road Ahead

Our journey on the road to becoming a high-performance company has many challenges. The staff, management team and directors of Mid-Wisconsin are committed to remaining a strong independent community banking organization. In order to reach our goals, we will continue to strengthen our team by adding talented people and providing them with the resources they need to meet the challenges that lie ahead.

In 2006 we achieved double digit growth in loans and deposits in the face of increasing price competition in our marketplace. To meet our growth goals and maintain profitability will require increased efficiency. Expanding our relationships with our customers to handle all of their financial needs will help us reach this goal.

Efficiency and conservatively managed growth should result in the strong financial performance we desire. In 2007 we will continue making investments in our technology and strengthening our employees' ranks to position the Company for future success.

All publicly traded financial service providers have had to adjust to the new challenges presented by an ever-changing regulatory environment. The Sarbanes-Oxley legislation has added significantly to the regulatory burden and expense for Mid-Wisconsin as a SEC reporting company.

Leadership Performance

Leadership is key to the continued development of Mid-Wisconsin. Over the past year and a half we have substantially strengthened our executive management team with the addition of a new Chief Financial Officer, a new President of our Wealth Management Services Group and a Regional President of Banking for our eastern region. These personnel changes enabled us to become more focused on achieving our key corporate initiatives.


Paul H. Ewig

In October 2006, Paul H. Ewig joined us as our CFO. Prior to joining Mid-Wisconsin, Paul served in key executive management positions with larger publicly-traded financial services companies. His level of experience will serve us well in establishing "best practices" in monitoring risk management, directing corporate accounting functions, assuring regulatory financial compliance and providing guidance in overall corporate governance.


New Location
Minocqua, Wisconsin

Bill Weiland, as our Executive Vice President, has overseen our recent branch expansion, marketing initiatives and supervised our Wealth Management Group. Bill has become the Regional President of Banking for our central region which includes all locations along the State Highway 13 Corridor and US 10. In addition, he serves as Market President for Medford and is responsible for expanding market share in all of these areas.



William Weiland
Regional President of Banking – Central Region

Scot Thompson joined our team in February 2007 as Regional President of Banking responsible for overseeing all banking operations of our eastern region, which includes all banking operations along US 51 including our Northwoods markets. Scot serves as Market President for our Wausau area marketplace. He is an experienced commercial banker with proven sales and marketing skills. Prior to joining us he served in similar capacities for banking organizations in North Dakota and most recently Central Wisconsin and the upper peninsula of Michigan.



Scot Thompson
Regional President of Banking – Eastern Region

John W. Lohre, a Wisconsin native, joined our team in February 2007 as President of our Wealth Management Services Group. John is an attorney and has held similar senior management positions in the trust and investment departments of publicly traded companies as well as community banking organizations in central Wisconsin.



John Lohre
Wealth Management Services Group President

Gene Knoll has become our Chief Credit Officer and is responsible for maintaining a prudent and efficient credit process that is both responsive and effective in meeting the needs of our customers and lending staff. In view of our growth strategies and recent events, maintaining asset quality is a major initiative of our company and a principal measure of our primary source of income. Gene will monitor all credit approvals, implement internal controls within the loan processing areas and work on special projects related to our credit process.



Gene Knoll
Chief Credit Officer


NEILLSVILLE

Gazebo
Neillsville, Wisconsin


EAGLE RIVER
GREAT TIMES
COME WITH THE TERRITORY
EST. 1857
Eagle River
SNOWMOBILE CAPITAL
of the WORLD

New Marketplaces

New Marketplaces

During 2006 Mid-Wisconsin expanded our footprint in the Northwoods with the opening of a new full-service branch in Minocqua, which has exceeded our expectations. In the fourth quarter, we announced plans to open a new full-service branch in Eagle River in April 2007. This branch will be managed by Larry Snedden. Larry has been a Commercial Lender in our Rhinelander location for the past eight years and is now being given the opportunity to expand our marketplace to Eagle River, his hometown. His familiarity and business connections in the community, coupled with our reputation as a responsive financial institution, should provide a solid foundation from which to build Mid-Wisconsin's reputation and base of business in the Eagle River community.

We believe our markets in Wausau, Weston, Rhinelander, Minocqua and Eagle River offer Mid-Wisconsin a great growth opportunity. We will focus all aspects of our business – the delivery of commercial banking, consumer financial services, and Wealth Management Financial Services – to meet our customers' needs.

Mid-Wisconsin's Wealth Management services sets us apart in all of the markets we serve. No other community banks offer the breadth and experience of delivering insurance and investment services, nor do they offer trust services in our markets. This offering allows our customers to maintain a financial relationship with Mid-Wisconsin throughout their life cycle, whether it be loans to purchase their first home or financing the growth of their family business, creating a savings plan to educate their children, creating wealth for retirement or managing their estate for their heirs. Mid-Wisconsin can do it all!

New Opportunities

To remain competitive, Mid-Wisconsin must continually develop and deliver innovative financial services to meet the needs of our customers. In 2006 we introduced a new Overdraft Privilege program which protects customers from embarrassment should they make an error in managing their checking

Mondeaux Dam,
Chequamegon
National Forest





Timm's Hill
Price County, Wisconsin

accounts. Also, we introduced a new service for commercial clients called Merchant Deposit Capture, which enables merchants to electronically deposit checks to their accounts without having to make the trip to the bank, thereby improving the speed of collection and availability of funds.

Mid-Wisconsin prides itself on being a leader in offering new services that help make managing finances easier for individuals and business owners in our communities. We continue to offer Information Technology services to select clients in our markets as a means of offsetting the cost of maintaining a highly qualified staff of computer technicians that support our technology initiatives. After all, we are committed to being: *Your partner when decisions matter.*

Going Forward

There will be many challenges on the road to achieving our goal of becoming a high-performance organization. Mid-Wisconsin must be positioned to be more responsive to its ever-changing environment and in meeting the increased expectations of our customers. Our size allows us to be more nimble than larger competitors, and enables us to leverage our resources for growth opportunities. The implementation of new and enhanced technologies, coupled with our well-trained and committed staff, will enable us to respond to our customers' needs and demands, thus expanding our current relationships and building new ones in new markets.

We want Mid-Wisconsin to be the preferred financial services provider in our marketplace and to be a preferred place of employment for staff members.

Thank you for your continued financial support!



Mid-Wisconsin Foundation

Mid-Wisconsin's charitable foundation demonstrates our corporate citizenship and shows our commitment and support to the communities we serve. Donations from our foundation support the civic reputation of Mid-Wisconsin Financial Services, Inc. It is not only the donations from the Foundation that speak well of our Company. Recently our staff in Neillsville was recognized by the Chamber of Commerce for serving the most volunteer hours of all area businesses. We are all proud to represent Mid-Wisconsin in supporting the communities in which we live, work and play.

Colby, Wisconsin


WELCOME TO
COLBY
A GROWING COMMUNITY PROUD OF ITS HERITAGE

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Mid-Wisconsin Financial Services, Inc.
Medford, Wisconsin

We have audited, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mid-Wisconsin Financial Services, Inc. and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006 (not presented separately herein), and in our report dated February 20, 2007, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Wipfli LLP

Wipfli LLP

February 20, 2007
Wausau, Wisconsin

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS – DECEMBER 31, 2006 AND 2005
(Dollars in thousands)

ASSETS	2006	2005
Cash and due from banks	$12,111	$14,242
Interest-bearing deposits in other financial institutions	22	20
Federal funds sold	369	9,134
Securities available for sale – at fair value	82,472	76,823
Loans held for sale	216	319
Loans, net of unamortized loan fees ($81 in 2006 and $78 in 2005)	351,447	310,370
Less: Allowance for loan losses	(8,184)	(3,028)
Net loans	343,263	307,342
Accrued interest receivable	2,474	1,928
Premises and equipment, net	9,332	9,027
Goodwill	295	295
Other investments – at cost	2,616	2,971
Other assets	7,481	5,288
TOTAL ASSETS	$460,651	$427,389

LIABILITIES AND STOCKHOLDERS' EQUITY		
Non-interest-bearing deposits	$47,693	$46,373
Interest-bearing deposits	294,560	266,280
TOTAL DEPOSITS	342,253	312,653
Short-term borrowings	31,281	19,544
Federal Home Loan Bank borrowings	38,428	44,000
Subordinated debentures	10,310	10,310
Accrued interest payable	2,180	1,720
Accrued expenses and other liabilities	2,066	1,789
TOTAL LIABILITIES	426,518	390,016
Stockholders' equity:		
Common stock – Par value $ .10 per share:		
Authorized – 6,000,000 shares		
Issued & outstanding – 1,639,674 shares in 2006 and 1,704,018 shares in 2005	164	170
Additional paid-in capital	11,651	11,565
Retained earnings	22,865	26,236
Accumulated other comprehensive loss	(547)	(598)
TOTAL STOCKHOLDERS' EQUITY	34,133	37,373
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$460,651	$427,389

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME – YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

(Dollars in thousands, except per share amounts)

	2006	2005	2004
Interest and dividend income:			
Loans, including fees	$25,758	$20,224	$16,693
Securities:			
Taxable	2,501	2,323	2,463
Tax-exempt	906	936	992
Other	454	467	90
TOTAL INTEREST AND DIVIDEND INCOME	29,619	23,950	20,238
Interest expense:			
Deposits	11,033	6,087	4,121
Short-term borrowings	945	809	309
Federal Home Loan Bank borrowings	1,460	1,754	1,673
Subordinated debentures	614	131	0
TOTAL INTEREST EXPENSE	14,052	8,781	6,103
Net interest income	15,567	15,169	14,135
Provision for loan losses	5,133	342	215
Net interest income after provision for loan losses	10,434	14,827	13,920
Non-interest income:			
Service fees	1,111	895	844
Trust service fees	917	909	753
Investment product commissions	334	261	408
Other operating income	1,086	1,247	1,016
TOTAL NON-INTEREST INCOME	3,448	3,312	3,021
Non-interest expenses:			
Salaries and employee benefits	7,372	6,614	5,847
Occupancy	1,681	1,377	1,231
Data processing and information systems	734	524	398
Purchased core deposit amortization	0	231	332
Loss on sale of securities available for sale	0	4	0
Other operating expenses	2,959	2,726	2,464
TOTAL NON-INTEREST EXPENSES	12,746	11,476	10,272
Income before provision for income taxes	1,136	6,663	6,669
Provision for income taxes	41	2,275	2,193
NET INCOME	$1,095	$4,388	$4,476
NET INCOME PER COMMON SHARE:			
BASIC EARNINGS PER SHARE	$0.67	$2.57	$2.65
DILUTED EARNINGS PER SHARE	$0.66	$2.57	$2.64

MID-WISCONSIN FINANCIAL SERVICES, INC. AND SUBSIDIARY

SELECTED FINANCIAL DATA – YEARS ENDED DECEMBER 31
(Dollars in thousands, except per share amounts)

	2006	2005	2004	2003	2002
RESULTS OF OPERATIONS:					
Interest income	$29,619	$23,950	$20,238	$19,962	$21,385
Interest expense	14,052	8,781	6,103	6,864	7,582
Net interest income	15,567	15,169	14,135	13,098	13,803
Provision for loan losses	5,133	342	215	457	625
Net interest income after provision for loan losses	10,434	14,827	13,920	12,641	13,178
Non-interest income	3,448	3,312	3,021	2,981	2,676
Non-interest expenses	12,746	11,476	10,272	10,020	9,588
Income before income taxes	1,136	6,663	6,669	5,602	6,266
Provision for income taxes	41	2,275	2,193	1,544	1,783
Net Income	$1,095	$4,388	$4,476	$4,058	$4,483
Return on average assets	0.25%	1.06%	1.16%	1.10%	1.30%
Return on average equity	3.07%	12.04%	13.01%	12.44%	14.56%
Equity to assets	7.41%	8.74%	8.78%	9.00%	8.75%
Net interest margin	3.83%	4.03%	4.03%	3.97%	4.43%
AVERAGE BALANCE SHEET:					
Loans net of unearned income	$330,490	$298,026	$276,755	$263,764	$243,597
Assets	440,865	412,526	387,216	367,412	344,815
Deposits	332,955	295,522	285,685	280,215	257,356
Short-term borrowings	21,890	26,615	20,525	13,177	22,095
Federal Home Loan Bank borrowings	35,993	48,260	43,478	38,170	31,027
Stockholders' equity	35,642	36,437	34,397	32,618	30,790
ENDING BALANCE SHEET:					
Loans net of unearned income	$351,447	$310,370	$284,141	$269,105	$254,939
Assets	460,651	427,389	410,817	375,225	368,040
Deposits	342,253	312,653	303,387	287,649	274,492
Federal Home Loan Bank borrowings	38,428	44,000	49,000	40,000	40,000
Subordinated debentures	10,310	10,310	0	0	0
Stockholders' equity	34,133	37,373	36,084	33,764	32,186
FINANCIAL CONDITION ANALYSIS:					
Total risk-based capital	13.65%	15.70%	13.11%	12.83%	12.69%
Net charge-offs to average loans	-0.01%	0.04%	0.05%	0.16%	0.21%
Nonperforming loans to gross loans	2.03%	0.49%	0.42%	0.22%	0.85%
Efficiency ratio	65.68%	60.42%	57.96%	59.96%	56.05%
Net interest income to average assets (1)	3.62%	3.80%	3.80%	3.74%	4.18%
Noninterest income to average assets	0.78%	0.80%	0.78%	0.81%	0.78%
Noninterest expenses to average assets	2.89%	2.78%	2.65%	2.73%	2.78%
STOCKHOLDERS' DATA:					
Basic earnings per share	$0.67	$2.57	$2.65	$2.41	$2.65
Diluted earnings per share	$0.66	$2.57	$2.64	$2.41	$2.65
Book value per share	$20.82	$21.93	$21.18	$20.03	$19.11
Dividends per share	$1.28	$1.28	$1.28	$1.28	$1.28
Dividend payout ratio	191.0%	49.8%	48.3%	53.1%	48.3%
Average common shares outstanding – basic	1,644	1,704	1,689	1,685	1,692
Average common shares outstanding – diluted	1,648	1,706	1,690	1,685	1,692
Shareholders of record at year-end	782	780	770	773	838
STOCK PRICE INFORMATION (2)					
High	$38.25	$35.50	$34.00	$29.00	$28.33
Low	35.40	32.90	28.50	27.25	26.00
Market Price at year-end (1)	37.90	35.40	34.00	28.50	27.25

(1) Fully taxable equivalent basis, assuming a Federal tax rate of 35% and excluding disallowed interest expense
(2) Bid price

Equal Opportunity Employer

It is the policy of Mid-Wisconsin to provide equal employment opportunities without regard to race, color, religion, sex, age, or national origin. This policy relates to all phases of employment including, but not limited to, recruitment, employment, placement, upgrading, demotion or transfer; recall and termination; rates of pay or other forms of compensation and selection for training; use of facilities and participation in all Mid-Wisconsin sponsored employee activities.

Form 10-K

A copy of Mid-Wisconsin Financial Services, Inc. Annual Report to the Securities and Exchange Commission (Form 10-K for the year ended December 31, 2006) may be obtained, without charge, by sending a written request to Paul Ewig, Mid-Wisconsin Financial Services, Inc., 132 W. State St., Medford, WI 54451. Or to view a copy of the Form 10-K, go to the Mid-Wisconsin Financial Services section www.midwisc.com.

id-Wisconsin Financial rvices, Inc. Stock Symbol

SD OTC BB: MWFS.OB

• WISCONSIN
nancial Services

State Street Medford, WI 54451
0 - MID - WISC (643-9472)
www.midwisc.com